Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

Crestwood Employee FAQ

1.	What was announced today?

Today, we announced Crestwood Holdings and Crestwood Midstream Partners LP will be combining with Inergy LP and Inergy Midstream. Together, we will be a fully integrated midstream partnership with the size and scale to be a formidable competitor across the midstream value chain. Until this merger is complete, it will be business as usual at Crestwood. We are looking to you to stay focused on your job and maintain those great standards of operational safety and reliable customer service that have made us so successful.

2.	Who are Inergy LP and Inergy Midstream?

We think Inergy is a natural fit with our company. Inergy LP’s operations include a natural gas storage business in Texas and an NGL supply logistics, transportation, and wholesale marketing business that serves customers in the United States and Canada. Inergy Midstream, a publicly traded MLP like Crestwood, develops and operates natural gas and NGL storage and transportation in the Northeast.

Like Crestwood, Inergy has a deep history and an established tradition of safe, efficient and successful operations and excellent customer service, and we are excited to work with them going forward. Both companies are headquartered in Kansas City, Missouri.

For more information about Inergy, please visit: http://www.inergylp.com/

3.	Why are we merging with Inergy Midstream?

Simply stated, size and scale are more important than ever in the midstream space and this combination provides us the size, scale and diversification we need to compete for major midstream infrastructure acquisition and development opportunities. Together, Crestwood and Inergy will be a formidable competitor across the midstream value chain, with a stronger growth profile, attractive operational and financial synergies and a highly diversified asset portfolio. Additionally, Inergy’s established business platform of providing oil, gas, and liquids transportation, marketing and logistics services is highly complementary to Crestwood’s gas gathering and processing and will enable us to provide customers with a significantly broader range of capabilities to better meet their midstream needs. In short, Inergy is the right partner at the right time in our Company’s history, and we are excited about the opportunities it presents for our Company’s future growth.

4.	I own Crestwood Midstream units, what does this mean for me?

We believe this transaction represents an excellent opportunity to generate value for our unitholders. Under the terms of the transaction, Crestwood Midstream will be merged into Inergy Midstream in a unit-for-unit exchange where Crestwood Midstream unitholders will receive 1.070 units of Inergy Midstream for each unit of Crestwood Midstream they own. Additionally, all Crestwood Midstream unitholders (other than Crestwood Holdings) will receive a one-time cash distribution at closing of $1.03 per unit. Inergy Midstream and Inergy L.P will continue to be listed on the NYSE under the ticker symbols NRGM and NRGY, respectively.

5.	How will this transaction benefit employees?

We believe this transaction represents an exciting opportunity for Crestwood employees. Inergy’s established business platform of providing oil, gas, and liquids transportation, marketing and logistics services is highly complementary to Crestwood’s gas gathering and processing and will enable us to provide customers with a significantly broader range of capabilities to better meet their midstream needs.

6.	Will this announcement affect my work at Crestwood? Will there be any layoffs?

Until this transaction is completed, which we expect to happen within 4-5 months, Crestwood and Inergy will continue to operate as independent companies. We expect it to remain business as usual at Crestwood and we should all stay focused on providing the great service offerings that Crestwood is known for.

This merger is about growth and increasing our size, scale and diversity so that we can become a stronger competitor in our industry. Importantly, no significant workforce reductions are expected as a result of the transaction.

7.	Will there be any changes to employee compensation, benefits and plans?

There are currently no plans to make significant changes to employee compensation, benefits and plans.

8.	After the closing of the transaction, what will the combined company be called and where will it be headquartered?

We have not determined the name of the new entity, but will keep you up to date as these important details are worked out. After the final merger, the company’s headquarters will remain in Houston, and we will keep executive offices in Kansas City and Fort Worth as well as all of our regional operations offices.

9.	Who will lead the combined companies?

Bob Phillips will act as Chairman, President and Chief Executive Officer of the combined companies.

10.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is important that we speak with one voice. Consistent with company policy, if you receive any inquiries from the media or other questions from outside Crestwood, please contact Bob Phillips or Robert Halpin at 832-519-2222 or 832-519-2244 or via email at bphillips@crestwoodlp.com or rhalpin@crestwoodlp.com.

11.	Who can I contact if I have more questions?

If you have any further questions, please feel free to reach out to your supervisor. We will do our best to share information as it becomes available.

Additional Information and Where to Find It

This press release contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.